Exhibit 99.2
Management’s Discussion and Analysis (MD&A)

The following discussion is based on the financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) which are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) including the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18.  These principles are substantially the same as United States’ generally accepted accounting principles.

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian GAAP included in its 2008 Annual Report and the accompanying MD&A.

Throughout this discussion, all currency amounts are in United States dollars.

Certain statements in this report may constitute forward-looking information within the meaning of securities laws.  Forward-looking information may relate to our future outlook and anticipated events and may relate to matters that are not historical facts.  In particular, statements regarding our objectives and strategies are forward-looking statements.  These statements are based on certain factors and assumptions which we believe are reasonable as of the current date.  While we believe these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.  Forward-looking information is also subject to certain factors, including risks and uncertainties (described in “Risk Factors” of the Company’s 2008 annual MD&A), that could cause results to differ materially from what we currently expect.  Therefore, future events and results may vary significantly from what we currently foresee.

Disclosure Controls and Procedures

Senior Executive Officers have ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to the Company is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the three months ended January 31, 2009.

Outstanding Shares

There were 152,467,713 Class A retractable shares and 40,000 Common shares issued and outstanding at January 31, 2009.
Administrator, Administrative and Consulting Fees

Central Fund has no employees.  It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its officers and directors.  The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company.  For such services, the Company pays an administrative and consulting fee, payable monthly (see Note 6 to the financial statements).

Results of Operations – Change in Net Assets

Net assets increased by $338.8 million during the three months ended January 31, 2009 as a result of increases in gold and silver prices.

The following table summarizes the quarterly financial information:

	Quarter ended (U.S.$)
	Jan. 31, 2009	Oct. 31, 2008	July 31, 2008	Apr. 30, 2008
Change in unrealized appreciation (depreciation) of holdings (in millions)	$339.9	$(563.8)	$69.4	$(58.7)
Net income (loss) (in millions)	$338.7	$(564.9)	$68.2	$(60.0)
Net income (loss) per Class A share	$2.23	$(4.27)	$0.53	$(0.47)
Total Net Assets (in millions)	$1,542.8	$1,204.0	$1,647.6	$1,435.9

	Jan. 31, 2008	Oct. 31, 2007	July 31, 2007	Apr. 30, 2007
Change in unrealized appreciation (depreciation) of holdings (in millions)	$205.1	$152.2	$(29.3)	$24.6
Net income (loss) (in millions)	$204.1	$151.4	$(30.1)	$23.7
Net income (loss) per Class A share	$1.63	$1.33	$(0.27)	$0.21
Total Net Assets (in millions)	$1,441.7	$1,237.5	$980.7	$1,010.8

Financial Results – Net Income

Central Fund’s earned income objective is secondary to its objective of holding almost all of its net assets in gold and silver bullion.  Generally, Central Fund only seeks to maintain adequate cash reserves to enable it to pay expenses and Class A share dividends.  Because gold and silver bullion are not loaned to generate income, Central Fund’s realized income is a nominal percentage of its net assets.  However, the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18, requires Central Fund to record unrealized appreciation (depreciation) of holdings in income.

Net income (inclusive of the change in unrealized appreciation of holdings) for the three months ended January 31, 2009 was $338.7 million compared to $204.1 million for the comparative period in 2008.  Virtually all of the income was due to the change in unrealized appreciation of holdings.  Certain expenses, such as administration fees which are scaled, have varied in proportion to net asset levels or, in the case of stock exchange fees, with market capitalization based on the number of Class A shares issued.  Administration fees, which are calculated monthly based on net assets at each month end, increased during the three month period to $797,327 from $760,954 as a direct result of the higher level of net assets under administration.
Expenses as a percentage of average month-end net assets for the three-month period ended January 31, 2009 were 0.09%, compared to 0.10% for the same three-month period in 2008.  For the twelve months ended January 31, 2009, the expense ratio was 0.37% compared to 0.42% for the prior twelve-month period.

Liquidity and Capital Resources

All of Central Fund’s assets are liquid. The Company’s objective is to hold cash reserves that generate some income primarily to be applied to pay expenses and Class A share dividends.  The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings may be sold to fund dividend payments, provide working capital and pay for redemptions (if any) of Class A shares.

For the three months ended January 31, 2009, Central Fund’s cash reserves decreased by $2,720,934 to $44,248,378.  This decrease was a result of amounts used to pay expenses and the Class A share dividend.  The Administrator and Senior Executive Officers monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion.

Subsequent Event

On February 3, 2009, Central Fund closed an underwriting of 12,500,000 Class A Shares issued at US$10.40 each for gross proceeds of $130,000,000. On that date, it reported a new total of 164,967,713 Class A shares then issued and outstanding. It also reported increased holdings of refined bullion and a fractional amount of bullion certificates amounting to 1,049,328 fine ounces of gold and 52,460,793 ounces of silver. Cash and short-term certificates of deposit, net of liabilities, amounted to approximately $47,700,000 after the closing.

Additional Information

This MD&A is dated February 23, 2009.  Additional information relating to the Company, including its Annual Information Form and 2008 Annual Report, is available on the SEDAR website at www.sedar.com.